UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

Omega Protein Corporation
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

68210P107
(CUSIP Number)

JOSHUA E. SCHECHTER
302 South Mansfield Avenue
Los Angeles, California 90036

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 14, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 68210P107

1	NAME OF REPORTING PERSON BLR Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,057,500
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,057,500
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,057,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 68210P107

1	NAME OF REPORTING PERSON BLRPart, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,057,500
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,057,500
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,057,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 68210P107

1	NAME OF REPORTING PERSON BLRGP Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,057,500
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,057,500
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,057,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 68210P107

1	NAME OF REPORTING PERSON Fondren Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,057,500
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,057,500
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,057,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 68210P107

1	NAME OF REPORTING PERSON FMLP Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,057,500
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,057,500
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,057,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 68210P107

1	NAME OF REPORTING PERSON The Radoff Family Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,500
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 17,500
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 68210P107

1	NAME OF REPORTING PERSON Bradley L. Radoff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,540,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,540,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,540,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%
14	TYPE OF REPORTING PERSON IN

____________________
* Includes 465,000 Shares owned directly.

CUSIP NO. 68210P107

1	NAME OF REPORTING PERSON Joshua E. Schechter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 31,500
	8	SHARED VOTING POWER 3,500
	9	SOLE DISPOSITIVE POWER 31,500
	10	SHARED DISPOSITIVE POWER 3,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN
____________________
* Includes 3,500 Shares directly owned by Mr. Schechter’s spouse that Mr. Schechter may be deemed to beneficially own.

CUSIP NO. 68210P107

The following constitutes Amendment No. 1 the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by BLR Partners and Radoff Foundation were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.   The aggregate purchase price of the 1,057,500 Shares owned directly by BLR Partners is approximately $15,488,509, including brokerage commissions.  The aggregate purchase price of the 17,500 Shares owned directly by Radoff Foundation is approximately $232,192, including brokerage commissions.

The Shares directly owned by Mr. Radoff were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.  The aggregate purchase price of the 465,000 Shares directly owned by Mr. Radoff is approximately $6,603,506, including brokerage commissions.

The Shares beneficially owned by Mr. Schechter were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.  The aggregate purchase price of the 35,000 Shares beneficially owned by Mr. Schechter, including the 3,500 Shares directly owned by his spouse, is approximately $488,286, excluding brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 21,714,004 Shares outstanding as of July 30, 2015, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 5, 2015.

A.	BLR Partners

(a)	As of the close of business on September 15, 2015, BLR Partners beneficially owned 1,057,500 Shares.

Percentage: Approximately 4.9%

(b)	1. Sole power to vote or direct vote: 1,057,500
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,057,500
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by BLR Partners since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 68210P107

B.	BLRPart GP

(a)	BLRPart GP, as the general partner of BLR Partners, may be deemed the beneficial owner of the 1,057,500 Shares owned by BLR Partners.

Percentage: Approximately 4.9%

(b)	1. Sole power to vote or direct vote: 1,057,500
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,057,500
4. Shared power to dispose or direct the disposition: 0

(c)
BLRPart GP has not entered into any transactions in the Shares since the filing of the Schedule 13D.  The transactions in the Shares on behalf of BLR Partners since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

C.	BLRGP

(a)	BLRGP, as the general partner of BLRPart GP, may be deemed the beneficial owner of the 1,057,500 Shares owned by BLR Partners.

Percentage: Approximately 4.9%

(b)	1. Sole power to vote or direct vote: 1,057,500
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,057,500
4. Shared power to dispose or direct the disposition: 0

(c)
BLRGP has not entered into any transactions in the Shares since the filing of the Schedule 13D.  The transactions in the Shares on behalf of BLR Partners since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

D.	Fondren Management

(a)	Fondren Management, as the investment manager of BLR Partners, may be deemed the beneficial owner of the 1,057,500 Shares owned by BLR Partners.

Percentage: Approximately 4.9%

(b)	1. Sole power to vote or direct vote: 1,057,500
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,057,500
4. Shared power to dispose or direct the disposition: 0

(c)
Fondren Management has not entered into any transactions in the Shares since the filing of the Schedule 13D.  The transactions in the Shares on behalf of BLR Partners since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

E.	FMLP

(a)	FMLP, as the general partner of Fondren Management, may be deemed the beneficial owner of the 1,057,500 Shares owned by BLR Partners.

CUSIP NO. 68210P107

Percentage: Approximately 4.9%

(b)	1. Sole power to vote or direct vote: 1,057,500
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,057,500
4. Shared power to dispose or direct the disposition: 0

(c)
FMLP has not entered into any transactions in the Shares since the filing of the Schedule 13D.  The transactions in the Shares on behalf of BLR Partners since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

F.	Radoff Foundation

(a)	As of the close of business on September 15, 2015, Radoff Foundation beneficially owned 17,500 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 17,500
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 17,500
4. Shared power to dispose or direct the disposition: 0

(c)	Radoff Foundation has not entered into any transactions in the Shares since the filing of the Schedule 13D.

G.	Mr. Radoff

(a)
As of the close of business on September 15, 2015, Mr. Radoff directly owned 465,000 Shares. Mr. Radoff, as the sole shareholder and sole director of each of BLRGP and FMLP and a director of Radoff Foundation, may be deemed the beneficial owner of the (i) 1,057,500 Shares owned by BLR Partners and (ii) 17,500 Shares owned by Radoff Foundation.

Percentage: Approximately 7.1%

(b)	1. Sole power to vote or direct vote: 1,540,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,540,000
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Mr. Radoff and on behalf of BLR Partners since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

H.	Mr. Schechter:

(a)	As of the close of business on September 15, 2015, Mr. Schechter beneficially owned 35,000 Shares, including 3,500 Shares directly owned by his spouse.

Percentage: Less than 1%

CUSIP NO. 68210P107

(b)	1. Sole power to vote or direct vote: 31,500
2. Shared power to vote or direct vote: 3,500
3. Sole power to dispose or direct the disposition: 31,500
4. Shared power to dispose or direct the disposition: 3,500

(c)	The transactions in the Shares by Mr. Schechter since the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

CUSIP NO. 68210P107

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 16, 2015

BLR Partners LP

By:	BLRPart, LP General Partner

By:	BLRGP Inc. General Partner

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

BLRPart, LP

By:	BLRGP Inc. General Partner

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

BLRGP Inc.

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

Fondren Management, LP

By:	FMLP Inc. General Partner

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

CUSIP NO. 68210P107

FMLP Inc.

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

The Radoff Family Foundation

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Director

/s/ Bradley L. Radoff
Bradley L. Radoff

/s/ Joshua E. Schechter
Joshua E. Schechter

CUSIP NO. 68210P107

SCHEDULE A

Transactions in the Shares Since the Filing of the Schedule 13D

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

BLR PARTNERS LP

7,000	17.0780	08/31/2015
77,742	16.2598	09/01/2015
17,258	16.3246	09/02/2015
10,000	16.5554	09/03/2015
10,000	16.3461	09/04/2015
20,000	15.8029	09/09/2015
5,800	16.0567	09/10/2015
5,000	16.1961	09/11/2015
11,097	15.5911	09/14/2015
13,603	15.8795	09/15/2015

BRADLEY L. RADOFF

23,348	16.3702	08/25/2015
10,652	16.7193	08/26/2015
4,000	17.0440	08/27/2015
19,200	15.9049	09/08/2015
5,300	15.8795	09/15/2015

JOSHUA E. SCHECHTER

100	16.2100	08/25/2015
900	16.2100	08/25/2015
1,000	16.2100	09/01/2015
617	15.9600	09/08/2015
50	15.9600	09/08/2015
133	15.9600	09/08/2015
200	15.9450	09/08/2015
1,000	16.0900	09/08/2015
1,000	15.6290	09/14/2015